Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279773

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 2, 2024)

1,770,000 American Depositary Shares representing

885,000,000

Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 2, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-279773), with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on October 7, 2025 (the “October 7, 2025 Form 6-K”). Accordingly, we have attached the October 7, 2025 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On October 7, 2025, the last reported sale price of the ADSs on Nasdaq was $7.14 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information-D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 7, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 7, 2025, Kazia Therapeutics Limited (the “Company” or “Kazia”) announced an exclusive collaboration and in-licensing agreement (the “Agreement”) with QIMR Berghofer for a first-in-class PD-L1 degrader program. The lead optimized compound, NDL2, is an advanced PD-L1 protein degrader currently in development and represents a new and innovative frontier of cancer immunotherapy.

The program will initially target advanced breast cancer and non-small cell lung cancer (NSCLC), where PD-1/PD-L1 immunotherapies are widely used but resistance remains common. IND-enabling studies are expected to commence within six months, with a goal of initiating first-in-human studies within approximately 15 months. Kazia also intends to explore synergistic opportunities to combine NDL2 with its existing pipeline assets, including paxalisib (a pan-PI3K/mTOR inhibitor) and EVT801 (a selective VEGFR3 inhibitor), given their complementary mechanisms of action in modulating the tumor microenvironment.

Under the terms of the Agreement, Kazia will make a one-time payment of approximately $1.39 million 15 business days after signing, is responsible for all development costs. Kazia will receive a percentage of commercialization revenue ranging from mid-to-high double digits depending on the stage of development, which includes any out-licensing payments received from third parties.

On October 7, 2025, Kazia issued a press release titled “Kazia Therapeutics Announces Collaboration and In-Licensing Agreement for First-in-Class PD-L1 Protein Degrader Program.” A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quote of Dr. John Friend, Chief Executive Officer of the Company, and the quote of Professor Sudha Rao, Principal Investigator at QIMR Berghofer, contained in Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-281937).

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward looking statements, including, but not limited to, statements regarding: the potential benefits of NDL2 and the plans and goals of developing NDL2 formulation, the anticipated development pathways and combinations of NDL2, the anticipated payments under the Agreement, the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its paxalisib program, the potential benefits of paxalisib as an investigational PI3K/mTOR inhibitor, timing for any regulatory submissions or discussions with regulatory agencies and the potential market opportunity for paxalisib. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties associated with clinical and preclinical trials and product development, including the risk that interim or early data may not be consistent with final data, risks related to regulatory approvals, risks related to the impact of global economic conditions, and risks related to Kazia’s ability to regain and/or maintain compliance with the applicable Nasdaq continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on Form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated October 7, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: October 7, 2025

Exhibit 99.1

Kazia Therapeutics Announces Collaboration and In-Licensing Agreement for First-in-Class PD-L1 Protein Degrader Program

Sydney, Australia – October 7, 2025 – Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused drug development company, today announced an exclusive collaboration and in-licensing agreement (the “Agreement”) with QIMR Berghofer for a first-in-class PD-L1 degrader program. The lead optimized compound, NDL2, is an advanced PD-L1 protein degrader currently in development and represents a new and innovative frontier of cancer immunotherapy.

About PD-L1 Degradation and NDL2

Cancer cells frequently express PD-L1 protein to evade immune attack. When PD-L1 on a tumor cell surface binds to PD-1 on a T cell, the T cell becomes inactivated and loses its ability to destroy the cancer. Traditional checkpoint inhibitors such as pembrolizumab (Keytruda®) and nivolumab (Opdivo®) use monoclonal antibodies to block this surface interaction, helping to restore T-cell activity.

However, research has shown that PD-L1 also exists in post-translationally modified forms that are enriched in patients who fail or relapse on checkpoint inhibitor therapy. These modified proteins are found on the cell surface as well as in the cytoplasm and nucleus, where they contribute to resistance and tumor progression.

NDL2 takes a fundamentally different approach. This novel bicyclic peptide degrader, discovered and developed by Professor Sudha Rao, is designed to specifically recognize and degrade these resistant, post-translationally modified forms of PD-L1. By binding PD-L1 and recruiting the cell’s natural protein disposal machinery, NDL2 drives the breakdown and clearance of the modified PD-L1 across all cellular compartments. Targeting these resistant PD-L1 pools that antibody therapies cannot reach offers the potential to overcome immunotherapy resistance and restore durable immune activity against tumors.

We believe this comprehensive degradation strategy has the potential to offer two major clinical advantages: (1) Overcoming resistance in both primary non-responders and patients who relapse on antibody therapies, and (2) Providing durable immune reactivation by restoring cytotoxic T-cell function and reducing T-cell exhaustion in the tumor microenvironment.

NDL2 Preclinical Evidence

In preclinical models of aggressive triple-negative breast cancer (TNBC), NDL2 monotherapy, as well as in combination with anti-PD-1 therapies, achieved significant tumor growth reduction. Importantly, treated tumors showed reduced T-cell exhaustion and enhanced immune activity, consistent with NDL2’s dual mechanism of action. Across the preclinical work to date, no toxicity has been observed. Professor Rao and QIMR Berghofer are working in parallel with a number of world-leading oncology peptide manufacturers to optimize the stability, potency, pharmacokinetics and pharmacodynamics of the NDL2 formulation.

Development Pathway and Combinations

The program will initially target advanced breast cancer and non-small cell lung cancer (NSCLC), where PD-1/PD-L1 immunotherapies are widely used but resistance remains common. IND-enabling studies are expected to commence within six months, with a goal of initiating first-in-human studies within approximately 15 months. Kazia also intends to explore synergistic opportunities to combine NDL2 with its existing pipeline assets, including paxalisib (a pan-PI3K/mTOR inhibitor) and EVT801 (a selective VEGFR3 inhibitor), given their complementary mechanisms of action in modulating the tumor microenvironment.

Dr. John Friend, Chief Executive Officer of Kazia Therapeutics, commented:

“This Agreement positions Kazia at the forefront of next-generation immuno-oncology. NDL2 is a truly first-in-class asset, representing an advanced PD-L1 degrader, and what we believe one of the most exciting innovations in targeted protein degradation. This program complements our existing pipeline, with clear opportunities for synergy with other immunotherapies as well as paxalisib and EVT801, and we are positioned to rapidly advance it toward the clinic.”

Professor Sudha Rao, Principal Investigator at QIMR Berghofer and inventor of the PD-L1 degrader program, added:

“NDL2 has the potential to redefine immunotherapy by targeting all functional pools of PD-L1 protein, not just the surface expression blocked by current antibodies. By eliminating PD-L1 throughout the cell, we can address resistance and other pathways that drive aggressive cancers like TNBC and NSCLC. We are thrilled to partner with Kazia to potentially translate this novel science into a transformative therapy for patients.”

Collaboration and Licensing Terms

Under the terms of the collaboration Agreement, Kazia will make a one-time payment of approximately $1.39 million 15 business days after signing and is responsible for all development costs. Kazia will share a percentage of commercialization revenue, which includes any out-licensing payments received from third parties.

For investor and media, please contact Alex Star, Managing Director LifeSci Advisors LLC, Astarr@lifesciadvisors.com, +1-201-786-8795.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, an investigational brain penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2/3 study in glioblastoma

(GBM-Agile) was reported in 2024 and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumor types and has provided evidence of synergy with immuno-oncology agents. A Phase I study has been completed and preliminary data was presented at 15th Biennial Ovarian Cancer Research Symposium in September 2024. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward looking statements, including, but not limited to, statements regarding: the potential benefits of NDL2 and the plans and goals of developing NDL2 formulation, the anticipated development pathways and combinations of NDL2, the anticipated payments under the Agreement, the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its paxalisib program, the potential benefits of paxalisib as an investigational PI3K/mTOR inhibitor, timing for any regulatory submissions or discussions with regulatory agencies and the potential market opportunity for paxalisib. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties associated with clinical and preclinical trials and product development, including the risk that interim or early data may not be consistent with final data, risks related to regulatory approvals, risks related to the impact of global economic conditions, and risks related to Kazia’s ability to regain and/or maintain compliance with the applicable Nasdaq continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.